FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of the following increases in interests in Ordinary Shares in GlaxoSmithKline plc purchased at a price of 1565.78 pence per Share on 14 July 2014, in respect of the personal holdings of the under-mentioned persons following the re-investment of the dividend paid to shareholders on 10 July 2014.

Ordinary Shares
Sir Andrew Witty	1276.962
Mr S M Bicknell	311.599
Mr R G Connor	81.045
Mr S Dingemans	589.964
Mr J Ford	0.009
Mr S A Hussain	1619.687
Mr D S Redfern	593.511
Dr M M Slaoui	261.827
Ms C Thomas	723.383
Mr P C Thomson	234.137
Dr P J T Vallance	817.243
Ms E Walmsley	662.975

The Company was advised of this information on 18 July 2014.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

18 July 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 18, 2014

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc